Exhibit (d)(2)

WAIVER/REIMBURSEMENT AGREEMENT

WAIVER/REIMBURSEMENT AGREEMENT, dated as of February 1, 2008, between SELIGMAN CORE FIXED INCOME FUND, INC., a Maryland corporation (the “Fund”), and J. & W. SELIGMAN & CO. INCORPORATED, a Delaware corporation (the “Manager”). The Manager hereby agrees to waive its management fee and/or reimburse the Portfolio’s “other expenses” to the extent set forth in the Fund’s prospectuses included in the Fund’s Registration Statement filed on or about January 28, 2007 with the Securities and Exchange Commission.

J. & W. SELIGMAN & CO. INCORPORATED		SELIGMAN CORE FIXED INCOME FUND, INC.

BY:		BY:
	Brian T. Zino		Lawrence P. Vogel
TITLE:	President	TITLE:	Vice President & Treasurer
DATE:	February 1, 2008	DATE:	February 1, 2008